10025669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38485

RECD S.E.C.
FEB 26 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker, Chief Financial Officer (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Armstrong LLP
(Name – *if individual, state last, first, middle name*)

4000 North Central Avenue, Suite 1100	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended 12/31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

OFFICIAL SEAL
DIXIE MILLER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 11, 2012

Signature

Vice President/Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Independent Auditor's Report

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership ("the Partnership") as of December 31, 2009 and 2008, and for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934:

- Statements of Financial Condition
- Statements of Income
- Statements of Changes in Partners' Capital
- Statements of Cash Flows

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting those amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2009 and 2008, and the results of the operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2010

United Planners' Financial Services of America, A Limited Partnership
Statements of Financial Condition
December 31, 2009 and 2008

		2009		2008
Assets				
Cash and cash equivalents	$	4,215,734	$	4,639,141
Certificates of deposit		900,000		-
Commissions receivable		1,451,860		1,012,420
Property and equipment, net		208,359		241,612
Security deposits		100,000		100,000
Other assets		789,609		644,542
Total assets	$	7,665,562	$	6,637,715
Liabilities and Partners' Capital				
Liabilities				
Commissions payable	$	1,583,913	$	1,133,286
Accounts payable		46,456		46,715
Other accrued liabilities		1,015,940		790,500
Total liabilities		2,646,309		1,970,501
Partners' Capital				
General Partner		3,079,920		2,830,604
Limited Partners		1,939,333		1,836,610
Total Partners' capital		5,019,253		4,667,214
Total liabilities and Partners' capital	$	7,665,562	$	6,637,715

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Income
Years ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 37,660,984	$ 36,662,945
Other	1,083,526	1,202,435
Investment	15,885	89,909
Total revenues	38,760,395	37,955,289
Operating Expenses		
Commissions	31,835,408	30,864,869
Employee compensation and benefits	4,096,261	3,946,814
Ticket charges	383,991	456,504
General and administrative	466,286	433,120
Office	300,036	403,552
Rent	346,684	334,854
Advertising and sales	224,414	302,222
Professional services	93,120	123,715
Other	102,168	113,104
Depreciation	67,122	75,024
Total operating expenses	37,915,490	37,053,778
Net income	$ 844,905	$ 901,511

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Changes in Partners' Capital
Years ended December 31, 2009 and 2008

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2008	$ 2,389,310	$ 1,890,991	$ 4,280,301
Distributions	-	(514,598)	(514,598)
Net income - preferred return	119,465	66,870	186,335
Net income - residual allocation	321,829	393,347	715,176
Balance - December 31, 2008	2,830,604	1,836,610	4,667,214
Distributions	(170,000)	(322,866)	(492,866)
Net income - preferred return	133,030	75,684	208,714
Net income - residual allocation	286,286	349,905	636,191
Balance - December 31, 2009	$ 3,079,920	$ 1,939,333	$ 5,019,253

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 844,905	$ 901,511
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	67,122	75,024
Changes in assets and liabilities:		
(Increase) decrease in commissions receivable	(439,440)	324,361
(Increase) decrease commissions receivable from affiliate	-	92,907
(Increase) decrease in due from affiliate	-	38,794
(Increase) decrease other assets	(154,563)	4,774
Increase (decrease) in commissions payable	450,627	(356,244)
Increase (decrease) in accounts payable	(259)	(8,548)
Increase (decrease) in other accrued liabilities	225,440	396,561
Net cash provided by operating activities	993,832	1,469,140
Cash flows from investing activities:		
Purchases of property and equipment	(33,869)	(72,397)
Purchases of certificates of deposit	(900,000)	-
Payments received on notes to representative	9,496	18,615
Net cash used for investing activities	(924,373)	(53,782)
Cash flows from financing activities:		
Partners' capital distributions	(492,866)	(514,598)
Net cash used for financing activities	(492,866)	(514,598)
(Decrease) increase in cash and cash equivalents	(423,407)	900,760
Cash and cash equivalents - beginning of year	4,639,141	3,738,381
Cash and cash equivalents - end of year	$ 4,215,734	$ 4,639,141

The accompanying notes are an integral
part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation while the limited partners consists of participating brokers who are also independent contractors of the Partnership. The Corporation is a wholly owned subsidiary of Western Financial Holdings, LLC which is owned by three current Partnership executives.

The Partnership was established to conduct the business of a broker dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Certificates of Deposit

Certificates of deposit are reported at amortized cost and have contractual maturities ranging from six to eighteen months.

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Security Deposits

Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Income From Principal Transactions

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership adopted the provisions of FASB Interpretation No. 48, as codified by the Financial Accounting Standards Board. This Interpretation requires entities to evaluate uncertain tax provisions and record a liability for those positions in which it is more-likely-than-not that the position would result in an additional tax liability pursuant to an examination by the Internal Revenue Service. Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2009, no uncertain tax positions have been identified and accordingly, no provision has been made.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the years ended December 31, 2009 and 2008 were $142,136 and $203,987, respectively.

Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the years ended December 31, 2009 and 2008, the Preferred Return was $208,714 and $186,335, respectively.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Note 2 – Summary of Significant Accounting Policies - Continued

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets, liabilities, revenues, and expenses as of and for the years then ended. Actual results could differ from those estimates.

Note 3 – Fair Value Measurements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, as codified by the Financial Accounting Standards Board, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- ***Level 1*** - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- ***Level 2*** - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- ***Level 3*** - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2009 and 2008, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of money market mutual funds which are valued as level 2 assets. During 2009 and 2008, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 4 – Property and Equipment

Property and equipment as of December 31, 2009 and 2008, are as follows:

	2009	2008
Equipment	$ 379,791	$ 384,697
Leasehold improvements	32,944	31,342
Furniture	299,782	296,593
Computer software	24,934	29,149
Total	737,451	741,781
Less accumulated depreciation	529,092	500,169
Property and equipment, net	$ 208,359	$ 241,612

Note 5 – Notes Receivable

Included in other assets is a note receivable with a balance totaling $24,522 and $34,018 at December 31, 2009 and 2008, respectively, that the Partnership has issued to a representative. The original note required monthly payments of principal and interest totaling $4,000 with interest at the prime rate plus 2%, adjusted on a quarterly basis for changes in the prime rate. On September 12, 2008, the note was modified to reduce the monthly principal and interest payments to $2,000 with interest accruing at the prime rate (3.25% at December 31, 2009)

Note 6 – Employee Benefit Plans

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During both 2009 and 2008, the Partnership matched 75% of employee contributions, up to a maximum of 7% of eligible employee compensation and up to the Internal Revenue Service's maximum allowable amount, respectively. The Partnership's share of contributions to the Plan for December 31, 2009 and 2008 was $141,652 and $114,998, respectively.

Note 7 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts.

Note 7 – Net Capital Requirements - Continued

As of December 31, 2009 and 2008, the Partnership had regulatory net capital of $3,838,449 and $3,619,067, which was $3,662,028 and $3,487,700 in excess of its required net capital of $176,421 and $131,367, respectively. As of December 31, 2009 and 2008, the Partnership's aggregate indebtedness was 0.69 and 0.54 times its net capital, respectively.

Note 8 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 9 – Related-Party Transactions

The Partnership reimbursed Western Financial Holdings, LLC (WFH) for certain employee benefits and technology use charges totaling $106,300 and $107,350 for the years ended December 31, 2009 and 2008, respectively, which are reported as a component of operating expenses.

Note 10 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation are not likely to be material to the financial position or results of operations of the Partnership.

Note 11 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Note 11 – Financial Instruments with Off-Balance Sheet Risk - Continued

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 12 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on March 31, 2015. The Partnership's rent expense was $346,684 and $334,854 for the years ended December 31, 2009 and 2008, respectively, under this agreement.

The following are future minimum lease payments on its noncancelable operating lease:

	Amount
2010	$ 316,956
2011	325,066
2012	333,176
2013	341,285
2014	349,395
Thereafter	87,856
Total	$ 1,753,734

Note 13 – Subsequent Events

The Company has evaluated through February 22, 2010, subsequent events that may require additional disclosure or adjustment to the financial statements and no such events occurred.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Supplemental Schedule of Computation of Net Capital
Year ended December 31, 2009

Net Capital:	
Total partners' capital qualified for net capital	$ 5,019,253
Deductions - nonallowable assets:	
Property and equipment, net	208,359
Other nonadmitted assets	856,252
Total deductions	1,064,611
Net capital before haircuts	3,954,642
Less haircuts:	
Haircuts	42,276
Deduction under Rule 3020	73,917
Total haircuts	116,193
Net Capital	$ 3,838,449
Aggregate indebtedness	$ 2,646,309
Minimum capital required	$ 176,421
Net capital in excess of minimum capital required	$ 3,662,028
Ratio of aggregate indebtedness to net capital	0.69 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's FOCUS report, Part IIA, Form X17a-5 as of December 31, 2009.

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation ("Form SIPC-7T")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by United Planners' Financial Services of America, A Limited Partnership (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation.

The Partnership's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (general ledger account detail) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a $2 difference;

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers as follows:

   Line 2c(1) – Deductible revenues were supported by the Partnership's software program used to record detailed revenues by type.

   Line 2c(3) – Commissions paid to other SIPC members were supported by postings in the Partnership's general ledger.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the supporting totals reported in the general ledger detail noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2010

United Planners' Financial Services of America, A Limited Partnership
Securities Investor Protection Corporation (SIPC) Annual General Assessment Reconciliation
Year ended December 31, 2009

Total revenue from April 1, 2009 through December 31, 2009	$ 29,980,112
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable interest annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,855,601
Commission, floor brokerage and clearance paid to other SIPC members in connection with security transactions.	281,700
Total deductions	17,137,301
SIPC net operating revenues	$ 12,842,811
General assessment at .25%	$ 32,107
Amount paid from January 1, 2009 through December 31, 2009	$ 6,258
Amount paid upon filing the final form SIPC-7T	25,849
Total general assessment	$ 32,107

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)

www.wa-cpas.com

Supplemental Report on Internal Control

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America (the "Partnership"), as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Partnership's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2010

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

As of December 31, 2009 and 2008 and
for the Years then Ended